Exhibit 3.01(c)
CERTIFICATE OF AMENDMENT
to
Certificate of incorporation
OF
WILLIAMS CONTROLS, INC.

Williams Controls, Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corpora-tion”), does hereby certify that:

1. Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended to delete Paragraph B thereof (including all subparagraphs thereof) in its entirety.

2. The foregoing amendment was duly adopted by a majority in voting power of the outstanding stock of the Corporation in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Williams Controls, Inc. has caused this Certificate to be executed by Dennis E. Bunday, its Chief Financial Officer and Secretary on this 28 day of October, 2004.

WILLIAMS CONTROLS, INC. By: /s/ Dennis E. Bunday Name: Dennis E. Bunday Office: Chief Financial Officer & Secretary